JLL PARTNERS AND WARBURG PINCUS PROPOSE RECAPITALIZATION OF
BUILDERS FIRSTSOURCE, INC.

NEW YORK, September 1, 2009/PRNewsWire/-- JLL Partners Fund V, L.P. (“JLL”), a fund managed by JLL Partners, Inc., and Warburg Pincus Private Equity IX, L.P. (“Warburg Pincus”), an affiliate of Warburg Pincus LLC, announced today that they delivered to the Board of Directors of Builders FirstSource, Inc. (the “Company”) a proposal to recapitalize the Company.  JLL and Warburg Pincus are both significant stockholders and holders of floating rate notes due 2012 (“Notes”) issued by the Company.

The recapitalization proposal contemplates the following transactions:

•	A $75 million rights offering by the Company to existing stockholders at a subscription price of $2.00 per share, which will be backstopped by JLL and Warburg Pincus.

•	The approximately $98 million of Notes owned by entities affiliated with JLL and Warburg Pincus will be exchanged for common stock of the Company valued at $2.00 per share.

•
Holders of the remaining Notes may elect to exchange each $1,000 principal amount of Notes (which are currently quoted at approximately 50% of par) into either (i) $750 principal amount of a new debt security (the “New Notes”) substantially similar to the existing Notes, except with a maturity of 2017 and an interest rate of LIBOR plus 7.5%, or (ii) equity on the same basis as the JLL / Warburg Pincus Notes, or (iii) any combination thereof; provided that no more than $40 million of new common stock and no less than $20 million of new common stock will be issued in the exchange.  Any noteholders (other than JLL and Warburg Pincus) who elect to exchange into equity may also participate in the rights offering.

JLL and Warburg Pincus believe that the transactions described in their proposal will create significant value for all stakeholders of the Company.  Pro forma for the transactions, the Company’s total debt would be reduced by between approximately $150 million and $172 million, depending on noteholder exchange and conversion participation, and cash would be increased by approximately $75 million, less fees and expenses.  With less debt and more cash on its balance sheet, the Company will have greater financial flexibility and an improved credit profile, and the position of noteholders and stockholders alike will be enhanced.  Following the proposed recapitalization, JLL and Warburg Pincus believe the Company will be well positioned to participate in a recovery of the housing market.

A Special Committee of Independent Directors is expected to be appointed to consider and negotiate the recapitalization proposal.  The recapitalization proposal is conditional on, among other things, approval by the Special Committee, stockholder approval of the issuance of shares pursuant to the proposal, and the participation of at least 85% in aggregate principal amount of the Notes not owned by JLL and Warburg Pincus in the exchange offer.

JLL and Warburg Pincus are committed to remaining substantial investors in the Company and are not interested in selling their shares at this time.

About Builders FirstSource, Inc.

Headquartered in Dallas, Texas, Builders FirstSource is a leading supplier and manufacturer of structural and related building products for residential new construction. The company operates in 9 states, principally in the southern and eastern United States, and has 55 distribution centers and 51 manufacturing facilities, many of which are located on the same premises as our distribution facilities. Manufacturing facilities include plants that manufacture roof and floor trusses, wall panels, stairs, aluminum and vinyl windows, custom millwork and pre-hung doors. Builders FirstSource also distributes windows, interior and exterior doors, dimensional lumber and lumber sheet goods, millwork and other building products. For more information about Builders FirstSource, visit the company’s Web site at www.bldr.com.

About JLL Partners, Inc.

JLL Partners, Inc. is a New York-based leading private equity investment firm with approximately $3.0 billion of capital under management.  JLL’s investment philosophy is to partner with outstanding management teams and invest with them in companies that they can continue to grow into market leaders.  JLL invests across a number of different industries, with specific focus on financial services, building products and healthcare services. More information on JLL can be found on the website www.jllpartners.com.

About Warburg Pincus

Warburg Pincus is a leading global private equity firm.  The firm has more than $25 billion in assets under management.  Its active portfolio of more than 100 companies is highly diversified by stage, sector and geography.  Warburg Pincus is a growth investor and an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 12 private equity funds which have invested more than $29 billion in approximately 600 companies in 30 countries.  The firm has offices in Beijing, Frankfurt, Hong Kong, London, Mumbai, New York, San Francisco, Shanghai and Tokyo.  For more information, please visit www.warburgpincus.com.

Forward-Looking Statements

Certain statements made in this press release are forward-looking statements that involve risks and uncertainties.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  These forward-looking statements reflect the best judgment of JLL and Warburg Pincus, based on current information, factors and assumptions, and although they base these statements on circumstances that they believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information.  As such, the forward-looking statements are not guarantees of future performance or actions, and actual performance and actions may vary materially from the actions and expectations discussed in this documentation. JLL and Warburg Pincus disclaim any intention or obligation to update or revise any forward looking information whether as a result of new information, future events or otherwise, except as required by applicable law.

The Financial Advisor to JLL and Warburg Pincus is:
Evercore Partners 55 East 52nd Street New York, New York 10055 Telephone: (212) 857-3100

Media Contacts

Warburg Pincus – Rory Mackin – (212) 878-9322